UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Gaucho Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36809R107

(CUSIP Number)

Scott Mathis

Hollywood Burger Holdings, Inc.

6250 Hollywood Blvd, Suite 100

Los Angeles, California 90028

212-739-7700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36809R107

1	NAME OF REPORTING PERSONS
Hollywood Burger Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d) ☐
Item 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 1,283,423

	8.	Shared Voting Power: N/A

	9.	Sole Dispositive Power: 1,283,423

	10.	Shared Dispositive Power: N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,283,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14	TYPE OF REPORTING PERSON
CO

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock of Gaucho Group Holdings, Inc., par value $0.01 per share. The principal executive office of Gaucho Group Holdings, Inc. is presently located at 112 NE 41st Street, Suite 106, Miami, Florida 33137.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by Hollywood Burger Holdings, Inc.

(b) State of Incorporation: Delaware, United States

(c) Principal Business: Restaurant development

(d) Principal Business Address: 6250 Hollywood Blvd, Suite 100, Los Angeles, California 90028

(e) Principal Office Address: 6250 Hollywood Blvd, Suite 100, Los Angeles, California 90028

(f) During the last five years, Hollywood Burger Holdings, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(g) During the last five years, Hollywood Burger Holdings, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 23, 2022, Gaucho Group Holdings, Inc. issued 1,283,423 shares of its common stock to Hollywood Burger Holdings, Inc. in exchange for a 97.65% interest in Gaucho Development S.R.L., f/k/a Hollywood Burger Argentina, SRL, a Sociedad de Responsabilidad Limitada organized under the laws of Argentina, pursuant to a Quota Purchase Agreement dated February 3, 2022.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the acquisition was to acquire certain real property by effecting a transfer of ownership of Gaucho Development S.R.L. from Hollywood Burger Holdings, Inc. to a subsidiary of Gaucho Group Holdings, Inc. At the present time, Hollywood Burger Holdings, Inc. does not have future plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Hollywood Burger Holdings, Inc. beneficially owns 1,283,423 shares of common stock of Gaucho Group Holdings, Inc. which amounts to approximately 10.3% of the total number of common shares currently outstanding.

(b) Hollywood Burger Holdings, Inc. has sole voting and dispositive power over 1,283,423 shares of common stock of Gaucho Group Holdings, Inc.

(c) Please see Items 3 and 4 above for a description of securities transactions.

(d) Mr. Scott Mathis, the Chairman, President and Chief Executive Officer of Gaucho Group Holdings, Inc., is also Chairman and CEO of Hollywood Burger Holdings, Inc. He also holds 45.4% of the outstanding shares of HBH through his wholly owned limited liability company, Mathis Ventures, LLC.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

On February 3, 2022, Hollywood Burger Holdings, Inc. entered into a Quota Purchase Agreement with Gaucho Group Holdings, Inc., a Delaware corporation, and InvestProperty Group, LLC, a Delaware limited liability company and subsidiary of Gaucho Group Holdings, Inc. for purposes of transferring ownership of Hollywood Burger Argentina, SRL, a Sociedad de Responsabilidad Limitada organized under the laws of Argentina, from Hollywood Burger Holdings, Inc. to InvestProperty Group, LLC. Pursuant to the Quota Purchase Agreement, Hollywood Burger Holdings, Inc., sold 20,690 quotas, par value 10 ARS of Hollywood Burger Argentina, SRL to InvestProperty Group, LLC, in exchange for Gaucho Group Holdings, Inc.’s issuance of 1,283,423 shares of its common stock. The 20,690 quotas of Hollywood Burger Argentina, SRL represent 97.64% of the interests of Hollywood Burger Argentina, SRL.

This summary is qualified by the actual terms of the Quota Purchase Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporate herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No. 1 Quota Purchase Agreement dated February 3, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2022	/s/ Scott L. Mathis
Hollywood Burger Holdings, Inc.
Scott L. Mathis, Chief Executive Officer